SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Soleno Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

834203200

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834203200	13D	Page 1 of 4 pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on December 27, 2018 (as amended to date, the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Soleno Therapeutics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Securities Purchase Agreement

On December 16, 2022, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) for a private placement (the “Private Placement”) with certain entities affiliated with Nantahala Capital Management, LLC, Abingworth Bioventures VII LP, Vivo Capital, LLC and members of management (collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreement, the Issuer agreed to sell to the Purchasers warrants (the “Warrants”) to purchase up to an aggregate of 22,598,870 shares of the Common Stock, at a purchase price of $0.4425 per Warrant. The Warrants are separated into two tranches, 8,598,870 Tranche A Warrants and 14,000,000 Tranche B Warrants. Abingworth Bioventures VII LP agreed to purchase 2,870,056 of the Warrants, consisting of 1,092,056 Tranche A Warrants and 1,778,000 Tranche B Warrants. The closing of the Private Placement is expected to occur in the first quarter of 2023, subject to the satisfaction of certain closing conditions, including the completion of enrollment of the Issuer’s Study C602, a long-term treatment study of DCCR (Diazoxide Choline) Extended-Release tablets for the treatment of Prader-Willi syndrome (PWS).

The Tranche A Warrants are exercisable for $1.75 per Share, for an aggregate exercise price of up to approximately $15 million, and the Tranche B Warrants are exercisable for $2.50 per Share, for an aggregate exercise price of up to $35 million. The Tranche A Warrants are immediately exercisable and must be exercised within 30 days of announcement of positive top-line data from the randomized withdrawal period of the Issuer’s Study C602 and will expire if positive top-line data is not announced prior to the 3.5 year anniversary of the date of issuance. The Tranche B Warrants are also immediately exercisable and expire upon the earlier of 3.5 years from the date of issuance and 30 days following receipt of U.S. Food and Drug Administration approval of DCCR for the treatment of PWS. Abingworth Bioventures VII LP’s Warrants will initially contain provisions preventing the Warrants from being exercised if such exercise would result in Abingworth Bioventures VII LP obtaining greater than 9.99% of the Issuer’s voting securities. The Issuer intends to seek stockholder approval for the Private Placement at its annual meeting of stockholders in 2023 and these blocking provisions will terminate if such approval is obtained.

CUSIP No. 834203200	13D	Page 2 of 4 pages

The foregoing descriptions of the Securities Purchase Agreement, the form of Tranche A Warrant and the form of Tranche B Warrant do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Securities Purchase Agreement, the form of Tranche A Warrant and the form of Tranche B Warrant, and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

5	Securities Purchase Agreement, dated as of December 16, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 19, 2022).

6	Form of Tranche A Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 19, 2022).

7	Form of Tranche B Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 19, 2022).

CUSIP No. 834203200	13D	Page 3 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2022

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Holdings I GP Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I GP Sub L.L.C.
By: Carlyle Holdings I GP Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC Group, L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CUSIP No. 834203200	13D	Page 4 of 4 pages

Carlyle Investment Management L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Genesis UK LLC
By: Carlyle Investment Management L.L.C., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Abingworth LLP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

Abingworth Bioventures VII LP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory